UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004





                                FORM U-9C-3


                    QUARTERLY REPORT PURSUANT TO RULE 58


            For the quarterly period ended December 31, 2002





                            Northeast Utilities
                   -----------------------------------
                   (Name of registered holding company)





                   107 Selden Street, Berlin, CT 06037
                   -----------------------------------
                 (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President - Accounting and Controller
Telephone Number:  860-665-2333



                          GENERAL INSTRUCTIONS

A.  Use of Form

    1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

    2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

    3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

    4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.  Statements of Monetary Amounts and Deficits

    1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

    2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.  Formal Requirements

    This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D.  Definitions

    As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.



ITEM 1 - ORGANIZATION CHART

------------------------------------------------------------------------------
Instructions
------------
1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------

4th quarter not required.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
------------------------------------------------------------------------------

                                                       Person
Company         Type of  Principal                     to Whom      Collateral Consideration Company      Amount of
Issuing         Security Amount of    Issue or Cost of Security     Given With Received for  Contributing Capital
Security        Issued   Security     Renewal  Capital Was Issued   Security   Each Security Capital      Contribution
--------------- -------- ------------ -------- ------- ------------ ---------- ------------- ------------ -------------

Select
Energy, Inc.    No transactions this quarter.

Northeast
Generation
Services
Company         No transactions this quarter.

Select Energy
Contracting,
Inc.            No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.            No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.   No transactions this quarter.

Yankee Energy
Services
Company         No transactions this quarter.

R. M.
Services, Inc.  No transactions this quarter.

ERI/HEC
EFA-Med, LLC    No transactions this quarter.

E.S. Boulos
Company         No transactions this quarter.

NGS Mechanical
Company         No transactions this quarter.

HEC/CJTS
Energy
Center LLC      No transactions this quarter.

Select Energy
New York, Inc.  No transactions this quarter.

Woods Electrical
Company, Inc.   No transactions this quarter.

Northeast
Utilities       No transactions this quarter.


ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                           Total Amount
                                                                              Billed*
Reporting               Associate
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered              December 31, 2002
----------------------- ------------------------   --------------       -------------------
                                                                            (Thousands
                                                                            of Dollars)
Northeast               Northeast
Generation              Generation                 Electrical and
Services Company        Company                    Mechanical services    $           5,750
                                                                          =================
Northeast
Generation                                         Electrical and
Services Company        E. S. Boulos               Mechanical services    $              10
                                                                          =================
Northeast
Generation              Northeast Utilities        Electrical and
Services Company        Service Company            Mechanical services    $              52
                                                                          =================
Northeast               The Connecticut
Generation              Light and Power            Electrical and
Services Company        Company                    Mechanical services    $             127
                                                                          =================
Northeast
Generation              Holyoke Water              Electrical and
Services Company        Power Company              Mechanical services    $           3,313
                                                                          =================
Northeast               Western
Generation              Massachusetts              Electrical and
Services Company        Electric Company           Mechanical services    $               1
                                                                          =================
Northeast
Generation              Select Energy              Electrical and
Services Company        Services, Inc.             Mechanical services    $             586
                                                                          =================
Northeast               Public Service
Generation              Company of                 Electrical and
Services Company        New Hampshire              Mechanical services    $           1,299
                                                                          =================
Northeast
Generation              Yankee Energy              Electrical and
Services Company        Services Company           Mechanical services    $              31
                                                                          =================
Reeds Ferry             Select Energy              Wholesale Purchasing
Supply Co., Inc.        Contracting, Inc.          Services               $             184
                                                                          =================
Select Energy           Select Energy              Wholesale Purchasing
Services, Inc.          New York, Inc.             Services               $              23
                                                                          =================
Select Energy           Northeast Generation       Wholesale Purchasing
Services, Inc.          Services Company           Services               $               1
                                                                          =================
Select Energy           Northeast Utilities        Wholesale Purchasing
Services, Inc.          Service Company            Services               $               2
                                                                          =================
                        The Connecticut
Select Energy           Light and Power            Wholesale Purchasing
Services, Inc.          Company                    Services               $               9
                                                                          =================
                        Northeast Generation       Wholesale Purchasing
E. S. Boulos            Services Company           Services               $             148
                                                                          =================

*Total Amount Billed is for direct costs only.

Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                           Total Amount
                                                                              Billed*
Associate               Reporting
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered              December 31, 2002
----------------------- ------------------------   --------------       -------------------
                                                                             (Thousands
                                                                             of Dollars)

Northeast Generation    Northeast Generation
Company                 Services Company           Miscellaneous          $             434
                                                                          =================
Public Service
Company of              Northeast Generation
New Hampshire           Services Company           Miscellaneous          $               2
                                                                          =================
Public Service
Company of              Select Energy,
New Hampshire           Inc.                       Miscellaneous          $               5
                                                                          =================
The Connecticut
Light and Power         Northeast Generation
Company                 Services Company           Miscellaneous          $              25
                                                                          =================
The Connecticut
Light and Power         Select Energy,
Company                 Inc.                       Miscellaneous          $               2
                                                                          =================
Holyoke Water           Northeast Generation
Power Company           Services Company           Miscellaneous          $             348
                                                                          =================
Western
Massachusetts           Northeast Generation
Electric Company        Services Company           Miscellaneous          $              22
                                                                          =================
Western
Massachusetts           Select Energy,
Electric Company        Inc.                       Miscellaneous          $               1
                                                                          =================
Northeast Utilities     Select Energy
Service Company         New York, Inc.             Miscellaneous          $              35
                                                                          =================
Northeast Utilities     Northeast Generation
Service Company         Services Company           Miscellaneous          $           1,378
                                                                          =================
Northeast Utilities     Select Energy,
Service Company         Inc.                       Miscellaneous          $           3,555
                                                                          =================

Northeast Utilities     Yankee Energy
Service Company         Services Company           Miscellaneous          $               7
                                                                          =================
* Total Amount Billed is for direct costs only.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
-------------------------------------------

                                                        (Thousands of Dollars)
Total consolidated capitalization as of 12/31/02       $6,626,083                line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                               993,912                line 2

Greater of $50 million or line 2                                        $993,912 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                                 $  615,092
   Northeast Generation Services Company                   37,568
   Select Energy Contracting, Inc.                         28,961
   Select Energy New York, Inc.                            30,685
   Woods Electrical Co., Inc.                               9,655
   Reeds Ferry Supply Co., Inc.                                 7
   HEC/Tobyhanna Energy Project, Inc.                       -
   Yankee Energy Services Company                           7,882
   E.S. Boulos Company                                     11,197
   R.M. Services, Inc.                                     13,799
   NGS Mechanical, Inc.                                        10
   Acumentrics Corporation                                  7,500
   ERI/HEC EFA-Med, LLC                                         9
   HEC/CJTS Energy Center LLC                                  12
                                                       ----------
   Current aggregate investment                                          762,377
                                                                        --------
     Elimination *                                                        22,525
                                                                        --------
   Total current aggregate investment                                    739,852 line 4
                                                                        --------
Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system                                $254,060 line 5
                                                                        ========


*Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line     Other          Other
of Energy-     Investment     Investment
Related        in Last        in This        Reason for Difference
Business       U-9C-3 Report  U-9C-3 Report  in Other Investment
-------------  -------------  -------------  ------------------------

NONE



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.  Financial Statements

    1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

    2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

    3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

    4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.  Exhibits

    1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

    2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A.  Financial Statements

    Select Energy, Inc.:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    Northeast Generation Services Company:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    Select Energy Contracting, Inc.:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    Reeds Ferry Supply Co., Inc.:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    Yankee Energy Services Company:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    ERI/HEC EFA-Med, LLC:
     Not available as of December 31, 2002

    E. S. Boulos Company:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    NGS Mechanical, Inc.:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    Select Energy New York, Inc.:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    HEC/CJTS Energy Center LLC:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    Woods Electrical Co., Inc.:
      Balance Sheet - As of December 31, 2002
      Income Statement - Three months and twelve months ended December 31, 2002

    Northeast Utilities Parent:
      4th quarter not required

  B.  Exhibits

Exhibit No.    Description
-----------    -----------

6.B.1.1 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                           December 31,
                                                               2002
                                                          --------------
                                                            (Thousands
                                                            of Dollars)
ASSETS
------

Current Assets:
  Cash                                                    $       2,454
  Receivables, net                                              415,918
  Accounts receivable from affiliated companies                 118,780
  Special deposits                                                   72
  Derivative assets                                             101,957
  Prepaid wholesale power purchases                              19,906
  Prepayments and other                                          38,057
                                                          -------------
                                                                697,144
                                                          -------------

Property, Plant and Equipment:
  Competitive energy                                             12,629
   Less: Accumulated depreciation                                 7,373
                                                          -------------
                                                                  5,256
  Construction work in progress                                   3,965
                                                          -------------
                                                                  9,221
                                                          -------------
Deferred Debits and Other Assets:
  Intangibles, net                                               18,032
  Prepaid pension                                                 2,257
  Other                                                          89,642
                                                          -------------
                                                                109,931
                                                          -------------
Total Assets                                              $     816,296
                                                          =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)


                                                           December 31,
                                                               2002
                                                          -------------
                                                           (Thousands
                                                           of Dollars)

LIABILITIES AND CAPITALIZATION
-------------------------------

Current Liabilities:
  Notes payable to affiliated companies                   $    217,200
  Accounts payable                                             387,458
  Accounts payable to affiliated companies                      10,244
  Accrued taxes                                                 19,838
  Derivative liabilities                                        61,204
  Other                                                         22,069
                                                          ------------
                                                               718,013
                                                          ------------

Deferred Credits and Other Liabilities
    Accumulated deferred income taxes                           13,240
    Other                                                       49,114
                                                          ------------
                                                                62,354
                                                          ------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                       -
    Capital surplus, paid in                                   249,337
    Accumulated deficit                                       (225,781)
    Accumulated other comprehensive income                      12,373
                                                          ------------
  Common Stockholder's Equity                                   35,929
                                                          ------------
Total Capitalization                                            35,929
                                                          ------------
Total Liabilities and Capitalization                      $    816,296
                                                          ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2002            2002
                                            -------------    -------------
                                                (Thousands of Dollars)


Operating Revenues                          $     397,527   $   1,250,212
                                            -------------   -------------
Operating Expenses:
  Purchased power, net interchange
    power and capacity                            427,411       1,335,869
  Other                                            13,083          55,933
  Depreciation and amortization                     2,698           8,875
  Taxes other than income taxes                       673           4,509
                                            -------------   -------------
       Total operating expenses                   443,865       1,405,186
                                            -------------   -------------
Operating Loss                                    (46,338)       (154,974)

Interest Expense, Net                               1,349           5,179
Other Income, Net                                   6,491          17,210
                                            -------------   -------------
Loss Before Income Tax Benefit                    (41,196)       (142,943)
Income Tax Benefit                                (18,414)        (61,065)
                                            -------------   -------------
Net Loss                                    $     (22,782)  $     (81,878)
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                        December 31,
                                                            2002
                                                        ------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------

Current Assets:
  Cash                                                 $           1
  Receivables, net                                             5,731
  Accounts receivable from affiliated companies                4,098
  Taxes receivable                                               686
  Unbilled revenues                                            1,301
  Fuel, materials and supplies, at average cost                    5
  Prepayments and other                                        1,964
                                                       -------------
                                                              13,786
                                                       -------------

Property, Plant and Equipment:
  Competitive energy                                           2,980
    Less: Accumulated depreciation                               826
                                                       -------------
                                                               2,154
  Construction work in progress                                  508
                                                       -------------
                                                               2,662
                                                       -------------

Deferred Debits and Other Assets:
  Accumulated deferred income taxes                              314
  Prepaid pension                                                926
  Intangible assets, net and other                            22,717
                                                       -------------
                                                              23,957
                                                       -------------
Total Assets                                           $      40,405
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                      December 31,
                                                           2002
                                                      ------------
                                                        (Thousands
                                                       of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies              $       13,500
  Accounts payable                                            3,014
  Accounts payable to affiliated companies                    1,421
  Other                                                       1,226
                                                     --------------
                                                             19,161
                                                     --------------

Deferred Credits and Other Liabilities                          699
                                                     --------------
Capitalization:
  Long-Term Debt                                              5,000
                                                     --------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                    -
    Capital surplus, paid in                                 15,549
    Retained earnings                                             9
    Accumulated comprehensive loss                              (13)
                                                     --------------
  Common Stockholder's Equity                                15,545
                                                     --------------
Total Capitalization                                         20,545
                                                     --------------
Total Liabilities and Capitalization                 $       40,405
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2002            2002
                                             ------------    --------------
                                                 (Thousands of Dollars)

Operating Revenues                          $       9,003    $      52,733
                                            -------------    -------------

Operating Expenses:
  Operation  -
    Other                                          11,627          46,899
  Maintenance                                       2,553          12,486
  Depreciation and amortization                        36             104
  Taxes other than income taxes                       419           1,841
                                            -------------    -------------
       Total operating expenses                    14,635          61,330
                                            -------------    -------------
Operating Loss                                     (5,632)         (8,597)

Interest Expense, Net                                 166             477
Other Income, Net                                     762           2,343
                                            -------------    -------------
Loss Before Income Tax Benefit                     (5,036)         (6,731)
Income Tax Benefit                                 (2,173)         (3,506)
                                            -------------    -------------
Net Loss                                    $      (2,863)  $      (3,225)
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                        December 31,
                                                            2002
                                                        ------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------

Current Assets:
  Cash                                                  $        463
  Receivables, net                                            13,832
  Other materials and supplies, at average cost                  331
  Prepayments and other                                          564
                                                        ------------
                                                              15,190
                                                        ------------

Property, Plant and Equipment:
  Competitive energy                                           6,310
    Less: Accumulated depreciation                             3,996
                                                        ------------
                                                               2,314
                                                        ------------

Deferred Debits and Other Assets:
  Goodwill, net                                               17,220
                                                        ------------
                                                              17,220
                                                        ------------
Total Assets                                            $     34,724
                                                        ============




Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)
                                                           December 31,
                                                               2002
                                                           ------------
                                                            (Thousands
                                                            of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies                    $      3,790
  Accounts payable                                                3,823
  Accounts payable to affiliated companies                        4,439
  Accrued taxes                                                     553
  Other                                                           1,408
                                                           ------------
                                                                 14,013
                                                           ------------

Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                 947
  Other                                                           2,984
                                                           ------------
                                                                  3,931
                                                           ------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 100,000 shares
      authorized and 100 shares outstanding                         -
    Capital surplus, paid in                                     15,124
    Retained earnings                                             1,656
                                                           ------------
  Common Stockholder's Equity                                    16,780
                                                           ------------
Total Capitalization                                             16,780
                                                           ------------
Total Liabilities and Capitalization                       $     34,724
                                                           ============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)


                                                       Three Months    Twelve Months
                                                           Ended           Ended
                                                       December 31,    December 31,
                                                           2002            2002
                                                       ------------    -------------
                                                           (Thousands of Dollars)

Operating Revenues                                     $     15,426    $     57,681
                                                       ------------    ------------

Operating Expenses:
  Operation                                                  14,150          54,238
  Maintenance                                                   116             460
  Depreciation                                                  272           1,121
  Taxes other than income taxes                                  77             338
                                                       ------------    ------------
       Total operating expenses                              14,615          56,157
                                                       ------------    ------------
Operating Income                                                811           1,524

Interest Expense, Net                                            65             270
Other Loss, Net                                                 (11)            (34)
                                                       ------------    ------------
Income Before Income Tax Expense                                735           1,220
Income Tax Expense                                              123             318
                                                       ------------    ------------
Net Income                                             $        612    $        902
                                                       ============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2002
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------

Current Assets:
  Cash                                                 $          5
  Receivables, net                                               78
                                                       ------------
                                                                 83
                                                       ------------
Deferred Debits and Other Assets:
  Goodwill, net                                                 247
                                                       ------------
Total Assets                                           $        330
                                                       ============

LIABILITIES AND CAPITALIZATION
------------------------------------

Current Liabilities:
  Accounts payable                                     $         77
  Accounts payable to affiliated companies                      295
                                                       ------------
                                                                372
Capitalization:                                        ------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 200 shares
      authorized and 100 shares outstanding                       4
    Capital surplus, paid in                                      3
    Accumulated deficit                                         (49)
                                                       ------------
  Common Stockholder's Equity                                   (42)
                                                       ------------
Total Capitalization                                            (42)
                                                       ------------
Total Liabilities and Capitalization                   $        330
                                                       ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)


                                      Three Months    Twelve Months
                                          Ended           Ended
                                      December 31,    December 31,
                                          2002            2002
                                      ------------    -------------
                                          (Thousands of Dollars)


Operating Revenues                    $        184    $        836
Operating Expenses                             184             836
                                      ------------    ------------
Net Income                            $       -       $       -
                                      ============    ============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)
                                                      December 31,
                                                          2002
                                                      ------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Cash                                                 $     3,557
  Receivables, net                                             897
                                                       -----------
                                                             4,454
                                                       -----------
Property, Plant and Equipment:
  Other, net                                                   608
                                                       -----------

Deferred Debits and Other Assets:
  Contracts receivable                                      28,223
                                                       -----------

Total Assets                                           $    33,285
                                                       ===========

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Long-term debt - current portion                     $     1,042
  Accounts payable to affiliated companies                   6,345
  Accrued taxes                                                141
  Accrued interest                                             719
  Other                                                        382
                                                       -----------
    Total current liabilities                                8,629
                                                       -----------

Capitalization:
  Long-Term Debt                                            23,949
                                                       -----------
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                              -
    Retained earnings                                          707
                                                       -----------
  Common Stockholder's Equity                                  707
                                                       -----------
Total Capitalization                                        24,656
                                                       -----------
Total Liabilities and Capitalization                   $    33,285
                                                       ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2002            2002
                                             ------------    --------------
                                                  (Thousands of Dollars)


Interest Expense, Net                        $        485    $      1,970

Other Income, Net                                     792           2,652
                                             ------------    ------------
Income Before Income Tax Expense                      307             682
Income Tax Expense                                    103             201
                                             ------------    ------------
Net Income                                   $        204    $        481
                                             ============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                            December 31,
                                                                2002
                                                            ------------
                                                             (Thousands
                                                             of Dollars)
ASSETS
------

Current Assets:
  Accounts receivables from affiliated companies            $        454
  Taxes receivable                                                   188
                                                            ------------
                                                                     642
                                                            ------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                                  436
  Investments and other                                            5,150
                                                            ------------
                                                                   5,586
                                                            ------------
Total Assets                                                $      6,228
                                                            ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                       December 31,
                                                           2002
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies                 $       769
  Accounts payable                                                2
  Accounts payable to affiliated companies                      486
  Other                                                           7
                                                        -----------
                                                              1,264
                                                        -----------

Deferred Credits and Other Liabilities                            5
                                                        -----------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 10,000 shares
      authorized and 200 shares outstanding                       1
    Capital surplus, paid in                                  7,881
    Accumulated deficit                                      (2,923)
                                                        -----------
  Common Stockholder's Equity                                 4,959
                                                        -----------
Total Capitalization                                          4,959
                                                        -----------
Total Liabilities and Capitalization                    $     6,228
                                                        ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                  Three Months    Twelve Months
                                                      Ended           Ended
                                                  December 31,    December 31,
                                                      2002            2002
                                                  ------------    -------------
                                                     (Thousands of Dollars)


Operating Revenues                                $        16     $       567

Operating Expenses:
  Operation  -
    Other                                                  13             786
  Amortization                                            405             405
                                                  -----------     -----------
       Total operating expenses                           418           1,191
                                                  -----------     -----------
Operating Loss                                           (402)           (624)
Interest Expense, Net                                       5              65
                                                  -----------     -----------
Loss Before Income Tax Expense                           (407)           (689)
Income Tax Expense                                        695             583
                                                  -----------     -----------
Net Loss                                          $    (1,102)    $    (1,272)
                                                  ===========     ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                      December 31,
                                                          2002
                                                      ------------
                                                       (Thousands
                                                       of Dollars)

ASSETS
------

Current Assets:
  Cash                                                $      1,356
  Receivables, net                                          10,617
  Accounts receivable from affiliated companies                326
  Unbilled revenues                                          2,800
  Materials and supplies                                       223
                                                      ------------
                                                            15,322
                                                      ------------
Property, Plant and Equipment:
  Competitive energy                                           712
   Less: Accumulated depreciation                              205
                                                      ------------
                                                               507
                                                      ------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                              6
  Goodwill                                                   6,963
  Other                                                         29
                                                      ------------
                                                             6,998
                                                      ------------
Total Assets                                          $     22,827
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                      December 31,
                                                          2002
                                                      ------------
                                                       (Thousands
                                                       of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Advance from parent, non-interest bearing           $      2,948
  Accounts payable                                           3,324
  Accounts payable to affiliated companies                     967
  Accrued taxes                                                 60
  Other                                                        688
                                                      ------------
                                                             7,987
                                                      ------------

Deferred Credits and Other Liabilities                       1,180
                                                      ------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                   -
    Capital surplus, paid in                                 7,539
    Retained earnings                                        6,121
                                                      ------------
  Common Stockholder's Equity                               13,660
                                                      ------------
Total Capitalization                                        13,660
                                                      ------------
Total Liabilities and Capitalization                  $     22,827
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)

                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2002            2002
                                             ------------    --------------
                                                 (Thousands of Dollars)

Operating Revenues                           $     14,080     $     62,056
                                             ------------     ------------
Operating Expenses:
  Operating                                           405            1,496
  Maintenance                                      12,380           56,497
  Depreciation                                         75              134
  Taxes other than income taxes                        29               29
                                             ------------     ------------
       Total operating expenses                    12,889           58,156
                                             ------------     ------------
Operating Income                                    1,191            3,900
Other Income, Net                                       2              210
                                             ------------     ------------
Income Before Income Tax Expense                    1,193            4,110
Income Tax Expense                                    455            1,395
                                             ------------     ------------
Net Income                                   $        738     $      2,715
                                             ============     ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
BALANCE SHEET
(Unaudited)


                                                          December 31,
                                                              2002
                                                          ------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------

Current Assets:
  Cash                                                    $        10
                                                          -----------
Total Assets                                              $        10
                                                          ===========

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable to affiliated companies                $         2
                                                          -----------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 20,000 shares
      authorized and 100 shares outstanding                      -
    Capital surplus, paid in                                       10
    Accumulated deficit                                            (2)
                                                          -----------
  Common Stockholder's Equity                                       8
                                                          -----------
Total Capitalization                                                8
                                                          -----------
Total Liabilities and Capitalization                      $        10
                                                          ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months    Twelve Months
                                                 Ended           Ended
                                             December 31,    December 31,
                                                 2002            2002
                                             ------------    -------------
                                                (Thousands of Dollars)

Operating Revenues                           $        -      $        -
Operating Expenses                                    -                1
                                             ------------    ------------
Net Loss                                     $        -      $        (1)
                                             ============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)


                                                      December 31,
                                                          2002
                                                      ------------
                                                       (Thousands
                                                       of Dollars)

ASSETS
------

Current Assets:
  Cash                                                $     12,077
  Receivables, net                                          38,286
  Accounts receivable from affiliated companies              1,491
  Special deposits                                           2,384
  Derivative assets                                         28,816
  Prepayments and other                                     18,240
                                                      ------------
                                                           101,294
                                                      ------------
Property Plant and Equipment:
  Competitive energy                                           440
   Less: Accumulated depreciation                              251
                                                      ------------
                                                               189
                                                      ------------

Deferred Debits and Other Assets                             4,763
                                                      ------------
Total Assets                                          $    106,246
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)


                                                        December 31,
                                                            2002
                                                        ------------
                                                         (Thousands
                                                         of Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Accounts payable                                      $     23,623
  Accounts payable to affiliated companies                     5,947
  Accrued taxes                                                2,407
  Derivative liabilities                                       4,794
  Other                                                        5,884
                                                        ------------
                                                              42,655
                                                        ------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                            8,302
  Deferred pension costs                                         374
  Other                                                           17
                                                        ------------
                                                               8,693
                                                        ------------

Capitalization:
  Long-Term Debt                                              20,699
                                                        ------------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
      and outstanding 10,000 shares                               10
    Capital surplus, paid in                                   9,976
    Retained earnings                                         19,903
    Accumulated comprehensive income                           4,310
                                                        ------------
  Common Stockholder's Equity                                 34,199
                                                        ------------
Total Capitalization                                          54,898
                                                        ------------
Total Liabilities and Capitalization                    $    106,246
                                                        ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
INCOME STATEMENT
(Unaudited)


                                                 Three Months    Twelve Months
                                                     Ended           Ended
                                                 December 31,    December 31,
                                                     2002            2002
                                                 ------------    -------------
                                                    (Thousands of Dollars)

Operating Revenues                               $     70,438    $    272,205
                                                 ------------    ------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                  58,117         235,150
  Other                                                 2,054           8,972
  Taxes other than income taxes                          (668)         (2,003)
                                                 ------------    ------------
       Total operating expenses                        59,503         242,119
                                                 ------------    ------------
Operating Income                                       10,935          30,086

Interest Expense, Net                                     190             770
Other Income, Net                                          80             277
                                                 ------------    ------------
Income Before Income Tax Expense                       10,825          29,593
Income Tax Expense                                      4,646          12,385
                                                 ------------    ------------
Net Income                                       $      6,179    $     17,208
                                                 ============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)


                                                       December 31,
                                                           2002
                                                       ------------
                                                        (Thousands
                                                        of Dollars)

ASSETS
------

Current Assets:
  Cash                                                 $           1
                                                       -------------
                                                                   1
                                                       -------------
Total Assets                                           $           1
                                                       =============

LIABILITIES AND CAPITALIZATION
------------------------------------

Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                           $          12
    Accumulated deficit                                          (11)
                                                       -------------
  Common Stockholder's Equity                                      1
                                                       -------------
Total Capitalization                                               1
                                                       -------------
Total Liabilities and Capitalization                   $           1
                                                       =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
INCOME STATEMENT
(Unaudited)



                                             Three Months     Twelve Months
                                                 Ended            Ended
                                             December 31,     December 31,
                                                 2002             2002
                                             ------------     -------------
                                                 (Thousands of Dollars)


Operating Revenues                           $         -      $        -
                                             -------------    -------------

Operating Expenses                                    -                  2
                                             -------------    -------------
Net Loss                                     $         -      $         (2)
                                             =============    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)


                                                         December 31,
                                                             2002
                                                         ------------
                                                          (Thousands
                                                          of Dollars)

ASSETS
------

Current Assets:
  Cash                                                   $        890
  Receivables, net                                              1,252
  Taxes receivable                                                 63
  Unbilled revenue                                                197
  Materials and supplies                                           94
  Prepayments and other                                            85
                                                         ------------
                                                                2,581
                                                         ------------
Property Plant and Equipment:
  Competitive energy                                              290
   Less: Accumulated depreciation                                  15
                                                         ------------
                                                                  275
                                                         ------------

Deferred Debits and Other Assets:
  Goodwill and other purchased intangible assets, net           7,670
                                                         ------------
                                                                7,670
                                                         ------------
Total Assets                                             $     10,526
                                                         ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)


                                                      December 31,
                                                          2002
                                                      ------------
                                                       (Thousands
                                                       of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Advance from parent, non-interest bearing           $        250
  Accounts payable                                             304
  Accounts payable to affiliated companies                     550
                                                      ------------
                                                             1,104
                                                      ------------

Deferred Credits and Other Liabilities                          80
                                                      ------------

Capitalization:
  Long-Term Debt                                             4,450
                                                      ------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                   -
    Capital surplus, paid in                                 5,000
    Accumulated deficit                                       (108)
                                                      ------------
  Common Stockholder's Equity                                4,892
                                                      ------------
Total Capitalization                                         9,342
                                                      ------------
Total Liabilities and Capitalization                  $     10,526
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
INCOME STATEMENT
(Unaudited)



                                              Three Months    Twelve Months
                                                  Ended           Ended
                                              December 31,    December 31,
                                                  2002             2002
                                              ------------    -------------
                                                  (Thousands of Dollars)


Operating Revenues                            $     1,370     $      3,213
                                              -----------     ------------

Operating Expenses:
  Other                                               463              824
  Maintenance                                       1,029            2,482
  Depreciation                                         15               14
  Taxes other than income taxes                      -                  14
                                              -----------     ------------
       Total operating expenses                     1,507            3,334
                                              -----------     ------------
Operating Loss                                       (137)            (121)

Interest Expense, Net                                  82              140
Other Income, Net                                       7                9
                                              -----------     ------------
Loss Before Income Tax Benefit                       (212)            (252)
Income Tax Benefit                                   (144)            (144)
                                              -----------     ------------
Net Loss                                      $       (68)    $       (108)
                                              ===========     ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




                         Northeast Utilities Parent
                             Select Energy, Inc.
                        Select Energy New York, Inc.
                    Northeast Generation Services Company
                             E.S. Boulos Company
                            NGS Mechanical, Inc.
                         Woods Electrical Co., Inc.
                       Select Energy Contracting, Inc.
                        Reeds Ferry Supply Co., Inc.
                     HEC/Tobyhanna Energy Project, Inc.
                         HEC/CJTS Energy Center LLC
                       Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1. About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU subsidiaries. NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company. Another wholly owned subsidiary, North Atlantic Energy Corporation, previously sold all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. Seabrook was sold on November 1, 2002. Other subsidiaries include Holyoke Water Power Company, a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to NU's companies. Until the sale of Seabrook on November 1, 2002, North Atlantic Energy Service Corporation had operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's competitive energy subsidiaries. Select Energy, Inc. (Select Energy), and its subsidiary Select Energy New York, Inc.
(SENY), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc., and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. Northeast Generation Company acquires and manages generation facilities. E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Yankee has certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, and YESCO are "energy-related companies" under rule 58. These footnotes are applicable to the rule 58 companies with financial statements filed in this Form U-9C-3 under Item 6 Section A.

2. About Select Energy

Select Energy is an integrated energy business that buys, markets, sells, and trades electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services. Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3. About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4. About NGS

NGS provides management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5. About Boulos

Boulos is an electrical contracting company which specializes in high voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. Boulos is wholly owned by NGS.

6. About NGS Mechanical

NGS Mechanical provides mechanical services in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

7. About Woods Electrical

Woods Electrical is a wholly owned subsidiary of NGS and is in the electrical contracting business in the state of Connecticut. Woods Electrical is also registered to do business in Maine, Massachusetts and New Hampshire. NGS acquired Woods Electrical on July 1, 2002, and the results of Woods Electrical's operations since July 1, 2002, are included in this report.

8. About Select Energy Contracting

Select Energy Contracting designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

9. About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

10. About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

11. About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS is wholly owned by SESI.

12. About YESCO

YESCO has disposed of most of its assets and is winding down its energy-related services for its customers.

13. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and is subject to the provisions of the 1935 Act. Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

14. Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

15. New Accounting Standards - Energy Trading and Risk Management Activities

In June 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus on EITF Issue No. 02-3, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," requiring companies engaged in energy trading activities to classify revenues and expenses associated with energy trading contracts on a net basis in revenues, rather than recording revenues for sales and expenses for purchases. While this consensus was subsequently rescinded by the EITF on October 25, 2002, Select Energy and SENY chose to adopt net reporting of energy trading revenues and expenses for contracts that physically settle effective July 1, 2002. Operating revenues and operating expenses for 2002 reflect net reporting but had no effect on net income.

On October 25, 2002, the EITF reached additional consensuses in EITF Issue No. 02-3. These consensuses supercede the consensuses the EITF reached in June 2002. The first consensus rescinds EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities for Energy Trading Activities," under which Select Energy and SENY previously accounted for energy trading activities. This consensus requires companies engaged in energy trading activities to discontinue fair value accounting effective January 1, 2003, for contracts that do not meet the definition of a derivative in Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective January 1, 2003. Select Energy and SENY adopted this consensus effective October 1, 2002. Management determined that there were no trading contracts subject to fair value accounting that did not meet the definition of a derivative in SFAS No. 133. Accordingly, there was no cumulative effect of an accounting change.

The second consensus requires that companies engaged in energy trading activities classify revenues and expenses associated with energy trading contracts on a net basis in revenues effective January 1, 2003. Select Energy and SENY adopted net reporting effective July 1, 2002, before this consensus was reached by the EITF.

16. Derivative Instruments, Market Risk and Risk Management

A. Derivative Instruments
Effective January 1, 2001, Select Energy and SENY adopted SFAS No. 133, as amended. Derivatives that are utilized for trading purposes are recorded at fair value with changes in fair value included in earnings. Other contracts that are derivatives but do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings. For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur. For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in earnings. Derivative contracts that are entered into as a normal purchase or sale and will result in physical delivery, and are documented as such, are recorded under accrual accounting.

There have been changes to interpretations of SFAS No. 133, and the FASB continues to consider changes and amendments which could affect the way Select Energy and SENY record and disclose derivative and hedging activities in the future.

The tables below summarize Select Energy and SENY derivative assets and liabilities at December 31, 2002. These amounts do not include premiums paid, which are recorded as prepayments and amounted to $26.6 million at December 31, 2002. These amounts also do not include premiums received, which are recorded as liabilities and amounted to $29.5 million at December 31, 2002. These amounts relate primarily to energy trading activities.

-------------------------------------------------------------------------------
 (Millions of Dollars)         Assets          Liabilities         Total
-------------------------------------------------------------------------------
Select Energy:
  Trading                      $ 85.6             $(59.2)          $26.4
  Nontrading                      0.7                --              0.7
  Hedging                        15.6               (2.0)           13.6
-------------------------------------------------------------------------------
Total                          $101.9             $(61.2)          $40.7
===============================================================================

-------------------------------------------------------------------------------
 (Millions of Dollars)         Assets          Liabilities         Total
-------------------------------------------------------------------------------
SENY:
  Trading                      $ 19.4             $ (4.8)          $14.6
  Nontrading                      2.2                 --             2.2
  Hedging                         7.2                 --             7.2
-------------------------------------------------------------------------------
Total                          $ 28.8             $ (4.8)          $24.0
===============================================================================

Trading: As a market participant in the Northeast United States, Select Energy conducts energy trading activities in electricity, natural gas and oil, and therefore, experiences net open positions. Select Energy manages these open positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposure. Derivatives used in trading activities are recorded at fair value and included in the consolidated balance sheets as derivative assets or liabilities. Changes in fair value are recognized in operating revenues in the consolidated statements of income in the period of change. The net fair value positions of the trading portfolio at December 31, 2002 were assets of $26.4 million for Select Energy and $14.6 million for SENY. These amounts include intercompany assets and liabilities of $2.1 million.

Select Energy's and SENY's trading portfolios include New York Mercantile Exchange (NYMEX) futures and options, the fair value of which is based on closing exchange prices; over-the-counter forwards and options, the fair value of which is based on the mid-point of bid and ask quotes; and bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is modeled using available information from external sources based on recent transactions and validated with a gas forward curve and an estimated heat rate conversion. These trading portfolios also include transmission congestion contracts. The fair value of certain transmission congestion contracts is based on market inputs. Market information for other transmission congestion contracts is not available, and those contracts cannot be reliably valued. Management believes the amounts paid for these contracts are equal to their fair value and has established a valuation reserve for changes in fair value in excess of cost.

Management conducted a thorough review of the contracts in the trading portfolios in order to adopt EITF Issue No. 02-3 as of October 1, 2002.
Based on this review, the significant changes in the energy trading market, and the change in the focus of the energy trading business, certain long-term derivative energy contracts that were previously included in the trading portfolio and valued at $33.9 million as of November 30, 2002 were determined to be nontrading and subsequently designated as normal purchases and sales, as defined by SFAS No. 133, as of that date. Management was able to make this designation based on the high probability that these contracts will result in physical delivery. The impact of the normal purchases and sales designation is that these contracts were adjusted to fair value as of November 30, 2002 and were not and will not be adjusted subsequently for changes in fair value. The $33.9 million carrying value as of November 30, 2002 was reclassified from trading derivative assets to other long-term assets and will be amortized on a straight-line basis to operating expenses over the remaining terms of the contracts, which extend to 2011.

Nontrading: Nontrading derivative contracts are for delivery of energy related to Select Energy's and SENY's retail and wholesale marketing activities. These contracts are not entered into for trading purposes, but are subject to fair value accounting because these contracts are derivatives that cannot be designated as normal purchases or sales, as defined by SFAS No. 133. These contracts cannot be designated as normal purchases or sales either because they are included in the New York energy market that settles financially or because the normal purchase and sale designation was not elected by management. The fair value positions of these nontrading derivatives at December 31, 2002 were assets of $0.7 million for Select Energy and $2.2 million for SENY.

Hedging: Select Energy and SENY utilize derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales commitments to certain customers. Select Energy and SENY also utilize derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated retail supply requirements. These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity, natural gas, or oil. A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in other comprehensive income. Hedges impact earnings when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy and SENY maintain natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2004. Select Energy and SENY have hedged its gas supply risk under these agreements through NYMEX futures contracts. Under these contracts, which also extend through 2004, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements. At
December 31, 2002 the NYMEX futures contracts had a notional value of $30.9 million and was recorded at fair value as a derivative asset of $12.2 million.

During 2002, Select Energy determined that cash flow hedges related to the CL&P standard offer service contract were ineffective. These hedges were natural gas derivatives that were used to hedge off-peak electricity purchases for CL&P standard offer sales. As a result of this ineffectiveness, Select Energy transferred $3.9 million related to these cash flow hedges from accumulated other comprehensive income to operating expenses. Also in 2002, Select Energy terminated these cash flow hedges and realized pre-tax income of $5.6 million.

In the fourth quarter of 2002, SENY designated new hedges with a derivative asset value of $5.6 million as hedging full requirements contracts in the New York market.

B. Market Risk Information
Select Energy utilizes the sensitivity analysis methodology to disclose quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes. Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

Trading Portfolio: At December 31, 2002, Select Energy has calculated the market price resulting from a 10 percent unfavorable change in forward market prices. That 10 percent change would result in approximately a $2.6 million decline in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either nonfinancial or non-quantifiable. Such risks principally include credit risk, which is not reflected in this sensitivity analysis.

Retail and Wholesale Marketing Portfolio: When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity, natural gas and oil nontrading derivatives portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its retail and wholesale marketing portfolio, which includes cash flow hedges and electricity, natural gas and oil contracts, assuming a 10 percent unfavorable change in forward market prices. At December 31, 2002, an unfavorable 10 percent change in market price would have resulted in a decline in fair value of approximately $4.4 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's retail and wholesale marketing portfolio at December 31, 2002, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

C. Other Risk Management Activities
Credit Risk Management: Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of their contractual obligations. Credit risks and market risks at the competitive energy subsidiaries are monitored regularly by a Risk Oversight Council operating outside of the business units that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts are guaranteed by the NYMEX and have a lower credit risk. Select Energy has established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions. These policies require an evaluation of potential counterparties' financial conditions (including credit ratings), collateral requirements under certain circumstances (including cash in advance, letters of credit, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty. This evaluation results in establishing credit limits prior to Select Energy entering into trading activities. The appropriateness of these limits is subject to continuing review. Concentrations among these counterparties may impact Select Energy's overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

17. Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.




                   QUARTERLY REPORT OF NORTHEAST UTILITIES

                              SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





               NORTHEAST UTILITIES
          ----------------------------
          (Registered Holding Company)



     By:  /s/ John P. Stack
          ------------------------------
              John P. Stack
          (Signature of Signing Officer)



          John P. Stack
          ----------------------------------------
          Vice President-Accounting and Controller
          ----------------------------------------
          Date:  March 26, 2003
          ----------------------------------------